Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Renews ISCC Certification Following Successful Inaugural Biofuel Delivery

SINGAPORE, 12 February 2026 — Uni-Fuels Holdings Limited (NASDAQ: UFG) (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced that its wholly-owned subsidiary, Uni-Fuels Pte Ltd (“Uni-Fuels Singapore”), has renewed its International Sustainability and Carbon Certification (ISCC) EU and ISCC PLUS certifications following the completion of its first ISCC-certified biofuel delivery in 2025.

This milestone builds on Uni-Fuels’ next phase of global expansion, highlighting the Company’s strategic focus on growth, operational excellence, and delivering sustainable marine fuel solutions.

The renewal underscores Uni-Fuels’ commitment to delivering sustainable marine fuels with full traceability, in full compliance with evolving regulatory requirements, including the EU Emissions Trading System (EU ETS) and FuelEU Maritime. It also supports the Company’s broader strategy of serving shipowners across conventional, transitional, and emerging marine fuel requirements as the industry transitions to lower-emission solutions.

As part of its ongoing execution roadmap, the inaugural biofuel delivery is a key operational milestone for Uni-Fuels, showcasing its ability to source, certify, and deliver sustainable marine fuels in line with the EU Renewable Energy Directive (RED II). This highlights the Company’s operational strength in navigating dynamic supply chains and evolving regulations while supporting shipowners and operators as they adapt fuel strategies to meet EU ETS and FuelEU Maritime requirements.

“Our first biofuel delivery in 2025 marks a key milestone for Uni-Fuels, supported by the renewal of our ISCC certification,” said Mr. Tan Guan Kai, Vice President of Operations, Uni-Fuels. “It reflects our commitment to sustainability, operational excellence, and regulatory compliance as we expand globally to serve customers in an increasingly complex marine fuel landscape.”

“Uni-Fuels will continue to pursue opportunities in sustainable marine fuels where customer demand, regulatory clarity, and commercial viability align, supporting our organic growth and global expansion across major shipping routes and strategic hubs worldwide,” added Mr. Tan.

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, and Limassol. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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